Exemption number: 82 4639

KGHM POLSKA MIEDŹ S.A.

ul. M. Skłodowskiej-Curie 48
59-301 Lubin, Poland

Tel. exchange: (48 76) 847 82 00
Fax: (48 76) 847 85 00

Att:	Division of Corporation Finance		
Company:	United States Securities and Exchange Commission		*1 202 94 22 990* *1 202 94 29 624*
From:	Andrzej Kowalczyk (contact Director, Ownership Supervi and Investor Relations	04012261	*(48 76) 847 82 31*
Company:	KGHM Polska Miedź S.A.	*Fax:*	*(48 76) 847 82 05*
E-mail:			
Date:	16 January 2004	*No of sheets:*	*1*

Current report 2/2004

The Management Board of KGHM Polska Miedź S.A. announces that on 8 January 2004 a change in share capital was registered by the Regional Court in Gliwice, Section X (Economic) of the National Court of Registration for the company Walcownia Metali Nieżelaznych Sp. z o.o. with its registered head office in Gliwice (an indirect subsidiary of KGHM Polska Miedź S.A.). The share capital of Walcownia Metali Nieżelaznych Sp. z o.o. was increased by PLN 1.0 thousand.

The share capital of Walcownia Metali Nieżelaznych Sp. z o.o. after registration amounts to PLN 36 915.2 thousand and is divided into 46 144 shares of PLN 800 each. The total number of votes arising from all issued shares after registration of this change in share capital is 46 144.

Following registration of this change in share capital, the ownership of subordinated entities of KGHM Polska Miedź S.A. in the share capital of Walcownia Metali Nieżelaznych Sp. z o.o. is as follows:

- KGHM Metale S.A. owns 29 305 shares, representing 63.5% of the share capital of Walcownia Metali Nieżelaznych Sp. z o.o. and granting the right to the same number of votes at the General Meeting,
- WM "Łabędy" S.A. owns 14 078 shares, representing 30.5% of the share capital of Walcownia Metali Nieżelaznych Sp. z o.o. and granting the right to the same number of votes at the General Meeting.

Legal basis:
(§5, section 1, point 12 Decree of the Council of Ministers dated October 16, 2001 - Dz. U. Nr 139, poz. 1569 with later changes)

WICEPREZES ZARZĄDU
Tadeusz Szeląg

DYREKTOR NACZELNY
Nadzoru Właścicielskiego
i Relacji Inwestorskich
Andrzej Kowalczyk